Exhibit 99.1

FCA Appoints Smiley to Global Purchasing and Supply Chain Chief

Fiat Chrysler Automobiles N.V. ("FCA") (NYSE: FCAU / MTA: FCA) today announced that effective immediately Carl Smiley is appointed to the new role of Chief Purchasing & Supply Chain Officer. Smiley is also named to the company’s Group Executive Council (GEC), the highest operational body within FCA.

Smiley joins FCA with significant automotive experience, previously serving as Senior Vice President and General Manager Asia Pacific for TE Connectivity since 2012. Prior to that, he held various global leadership roles at Magna Steyr, including Vice President Operations and Purchasing Asia, Magna Powertrain. Most recently, he was President and Board Member, Magna Steyr Asia.

“Carl brings significant global experience to FCA and to the GEC both in an operational capacity and as a proven automotive business leader,” said Mike Manley, Chief Executive Officer (CEO) FCA. “As we take the company into the New Year, we are deepening our bench of executive leaders while broadening the GEC’s purview by adding the supply chain management function.”

Before joining Magna Steyr, Smiley held positions of increasing responsibility in engineering, supplier quality and purchasing at General Motors in the United States, Mexico and China.

Scott Thiele's responsibilities will be expanded as he assumes the role as Head of Supply Chain North America in addition to his current position as Head of Purchasing North America.

“Scott has been pivotal in bringing global consistency to our Purchasing operations over the past few years. Now, he will focus his efforts on driving innovation and intensifying collaboration with our suppliers in the North American region. He also will take the lead on the continued development of our North American supply chain,” said Manley.

London, 8 January 2019

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